Exhibit 99.1

IAMGOLD Files NI 43-101 Technical Report for Previously Announced Pre-feasibility Study for the Essakane Mine Heap Leach Project

TORONTO, July 19, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today the Company has filed a National Instrument 43-101 ("NI 43-101") Technical Report on the Heap Leach Project Pre-feasibility Study ("PFS") for the Essakane Mine in Burkina Faso, West Africa, reported in the Company's news release dated June 5, 2018.

The PFS was completed jointly by IAMGOLD and Kappes, Cassiday & Associates, with inputs from technical studies completed by other consultants and has an effective date of June 5, 2018.

The Mineral Resources and Mineral Reserves reported in the June 5, 2018 news release were before mining depletion, whereas the evaluation presented in this Technical Report includes depletion from January 1, 2018 to June 5, 2018.

The NI 43-101 Technical Report can be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952  Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

View original content:http://www.prnewswire.com/news-releases/iamgold-files-ni-43-101-technical-report-for-previously-announced-pre-feasibility-study-for-the-essakane-mine-heap-leach-project-300683920.html

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2018/19/c1973.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 17:05e 19-JUL-18